Performance for the Third Quarter ended December 31, 2009

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Safe Harbour

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and on Form 6-K for the quarters ended June 30, 2009 and September 30, 2009.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- New Markets
- Human Resources
- Infrastructure
- Outlook
- Summary

Financial Performance

Highlights...

- Income was Rs. 5,741 crore for the quarter ended December 31, 2009; QoQ growth was 2.8%; YoY decline was 0.8%
- Net profit after tax was Rs. 1,582 crore for the quarter ended December 31, 2009; QoQ growth was 2.7%; YoY decline was 3.6%
- Earnings per share decreased to Rs. 27.75 from Rs. 28.66 in the corresponding quarter of the previous year; QoQ growth was 3.3%; YoY decline was 3.2%

...Highlights

- 32 clients were added during the quarter by Infosys and its subsidiaries
- Gross addition of 8,719 employees (net addition of 4,429) for the quarter by Infosys and its subsidiaries
- 1,09,882 employees as on December 31, 2009 for Infosys and its subsidiaries.

Financial Performance

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	December 31, 2009	December 31, 2008	Growth (%)	September 30, 2009	Growth % in Q3 10 over Q2 10
Income from software services, products and business process management	**5,741**	**5,786**	**(0.8)**	**5,585**	**2.8**
Software development and business process management expenses	3,009	3,075	(2.1)	2,963	1.6
GROSS PROFIT	**2,732**	**2,711**	**0.8**	**2,622**	**4.2**
Selling and marketing expenses	314	274	14.6	276	13.8
General and administration expenses	380	406	(6.4)	413	(8.0)
	694	**680**	**2.1**	**689**	**0.7**
OPERATING PROFIT BEFORE DEPRECIATION	**2,038**	**2,031**	**0.3**	**1,933**	**5.4**
Depreciation	231	187	23.5	232	(0.4)
OPERATING PROFIT BEFORE TAX AND INTEREST	**1,807**	**1,844**	**(2.0)**	**1,701**	**6.2**
Other income, net	231	40	477.5	236	(2.1)
Provision for investments	1	2	(50.0)	–	–
NET PROFIT BEFORE TAX	**2,037**	**1,882**	**8.2**	**1,937**	**5.2**
Provision for taxation	455	241	88.8	397	14.6
NET PROFIT AFTER TAX	**1,582**	**1,641**	**(3.6)**	**1,540**	**2.7**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Basic	27.75	28.66	(3.2)	26.86	3.3
Diluted	27.72	28.63	(3.2)	26.83	3.3

Operational Performance

Region wise Revenue

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
	%	%	%	%	%
North America	66.6	65.9	64.5	65.5	62.3
	21.9	23.2	25.5	23.5	27.6
	1.2	1.2	1.2	1.2	1.2
Rest of the world	10.3	9.7	8.8	9.8	8.9
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Utilization Rates

EFFORT AND UTILIZATION					
	Quarter ended			LTM	
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
	%	%	%	%	%
Utilization					
Including trainees	68.8	67.3	68.5	67.7	69.1
Excluding trainees	76.2	73.2	74.5	73.7	73.9

Revenues by Project type

REVENUE BY PROJECT TYPE*					
	Quarter ended			LTM	
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
	%	%	%	%	%
Fixed Price	38.3	38.0	36.3	38.2	34.1
Time & Materials	61.7	62.0	63.7	61.8	65.9
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Excluding products

Onsite-Offshore Revenue split

	Quarter ended			LTM	
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
	%	%	%	%	%
Revenue					
Onsite	46.1	46.0	45.8	46.2	47.0
Offshore	53.9	54.0	54.2	53.8	53.0

Customer Concentration

CLIENT DATA				
	Quarter ended			Year ended
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008	Mar 31, 2009
Number of Clients				
Active	568	571	583	579
Added during the period	32	35	30	156
Accounting for > 5% of revenue	–	–	1	1
Number of million* dollar clients				
1 Million dollar +	336	330	323	327
5 Million dollar +	152	150	150	151
10 Million dollar +	93	96	102	101
20 Million dollar +	60	59	58	59
30 Million dollar +	41	41	37	39
40 Million dollar +	33	32	26	30
50 Million dollar +	22	21	20	20
60 Million dollar +	14	15	17	16
70 Million dollar +	12	11	13	12
80 Million dollar +	9	9	11	10
90 Million dollar +	7	6	7	7
100 Million dollar +	6	5	4	4
200 Million dollar +	2	1	1	1
300 Million dollar +	–	–	1	1
Client contribution to revenue				
Top client	4.7%	4.6%	6.2%	6.9%
Top 5 clients	17.6%	16.5%	17.3%	18.0%
Top 10 clients	27.5%	26.2%	27.2%	27.7%
Repeat business	97.0%	98.0%	97.1%	97.6%
Account receivables – LTM (in days)	57	56	62	62

"LTM" - Last Twelve Months

* LTM Revenues

Awards and Recognitions

- Oracle named us a winner of a North America Oracle Titan Award during Oracle® OpenWorld 2009, acknowledging us as one of their leading partners for outstanding solutions and business practices developed or delivered in fiscal 2009.
- We had the distinction of being in the 2009 list of the World's Most Admired Knowledge Enterprises (MAKE), making it the sixth time for us.
- The 2009 Global MAKE winners were chosen by a panel of Fortune 500 senior executives and internationally recognized knowledge management / intellectual capital / innovation / organizational learning experts.

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- Intellectual Property (IP)-based solutions, New Engagement Models (NEMs) that offer flexible pricing and operational control to clients, and the Global Delivery Model will play a significant role in defining our successes.
- During the third quarter, we launched Flypp™, an application platform that enables mobile service providers to enhance customer experience with a host of ready-to-use experiential applications across several devices.
- A health insurance major bought our iTransform product suite that assists clients in complying with the U.S. Federal Government's mandates on HIPAA 5010 and ICD 10 standards, efficiently and cost effectively.
- A Consumer Packaged Goods (CPG) major bought the 'Procurement' module of our 'Supply Chain Visibility' product suite to cut sourcing cycle times and leakages in procurement spend through better monitoring, compliance and governance mechanisms.
- We were chosen for our ShoppingTrip360 solution, an innovative managed service that offers retailers and CPG companies insights into real-time shopper and shelf activity.
- A leading provider of security testing software solutions engaged us to engineer leading-edge penetrative testing products.
- We are helping a leading provider of virtualization, networking and Software-as-a-Service (SaaS) technologies to design its architecture for Master Data Management.

Finacle™

- Finacle's commitment to being the innovation partner to banks across the world was reinforced with the launch of Finacle Advizor™, an integrated platform which empowers banks to deliver products and services through a fully assisted self-service channel.
- Finacle™ registered 12 wins across the globe in the third quarter. Of these, four were from Asia Pacific (APAC), seven from Europe, Middle East and Africa (EMEA) and one from the Americas.
- Eleven Finacle™ client projects went live across the world. Six of these projects were in APAC, three in EMEA and two in the Americas.
- One of the largest banks in the Middle East also went live on Finacle™ in the past quarter.

Process innovation

- During the third quarter, Infosys applied for 18 patent applications in India and the U.S. With this, Infosys has an aggregate of 219 patent applications (pending) in India and the U.S. and has been granted six patents by the United States Patent and Trademark Office.

New Markets

New Markets

- We seek to grow strong in markets which we have recently entered and continue the momentum from the previous quarters.
- During the third quarter, we incorporated our wholly owned Brazilian subsidiary – Infosys Tecnologia Do Brasil Ltda.
- This quarter, we also inaugurated our official premises in New Zealand, opening our first office in Wellington.
- Clients in the markets where we are relatively new are keen to partner with us, an acknowledgement of our world-class services and impeccable quality.
- A joint stock company engaged us to implement ERP across the organization.
- A telecommunications and information services major sought our help for an Operations Support System transformation program which will be spread over five years.

Human Resources

Human Resources

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Dec 31, 2009	Sep 30, 2009	Dec 31, 2008	Mar 31, 2009	Mar 31, 2008
Total Employees	1,09,882	1,05,453	1,03,078	1,04,850	91,187
S/W professionals	1,03,476	97,594	95,910	97,349	85,013
Billable	*89,086*	*87,798*	*85,918*	*86,306*	*79,494*
Banking Product Group	*4,345#*	*2,800*	*2,283*	*2,349*	*2,053*
Trainees	*10,045*	*6,996*	*7,709*	*8,694*	*3,466*
Sales & Support	6,406#	7,859	7,168	7,501	6,174
Gross Addition	8,719	6,069	5,997	28,231	33,177
Net Addition	4,429	1,548	2,772	13,663	18,946
Lateral Employees	1,420	1,064	1,388	5,796	8,523
Attrition % (LTM)*	11.6%	10.9%	11.8%	11.1%	13.4%

* Excluding subsidiaries

1,485 employees who were part of Finacle product team classified under sales and support earlier have been re-classified under banking product group consequent to the completion of IRace program.

Infrastructure

Infrastructure

- As on December 31, 2009, the company had 24,863,617 sq. ft of space capable of accommodating 107,331 employees and 2,280,654 sq. ft under completion capable of accommodating 13,442 employees

Outlook

Indian GAAP – Consolidated

Outlook under Indian GAAP – consolidated*

Quarter ending March 31, 2010

- *Income is expected to be in the range of Rs. 5,675 crore and Rs. 5,721 crore; YoY growth of 0.7% to 1.5%*
- *Earnings per share@ is expected to be in the range of Rs. 25.62 and Rs.25.83; YoY decline of 9.0% to 8.3%*

Fiscal year ending March 31, 2010

- *Income is expected to be in the range of Rs. 22,473 crore and Rs. 22,519 crore; YoY growth of 3.6% to 3.8%*
- *Earnings per share@@ is expected to be in the range of Rs. 106.85 and Rs. 107.06; YoY growth of 2.2% to 2.4%*

* *Conversion 1 US$ = Rs.45.75 considered for quarter ending March 31, 2010.*

@ *The Earnings per share is expected to be in the range of Rs.25.42 and Rs.25.63 under IFRS; YoY decline of 10.3% to 9.5%*

@@ *The Earnings per share is expected to be in the range of Rs.106.42 and Rs.106.63 under IFRS ; YoY growth of 1.5% to 1.7%*

Summary

Summary

- As in the last few quarters, our focus continues to be on building strengths.
- Clients across industries continue to entrust us with transformational responsibilities.
- Our focus on New Engagement Models (NEMs) was strengthened by the launch of Flypp™, our latest technology platform for telecom service providers.
- Global economic recovery seems to be led by the U.S. and the Financial Services.
- Even though IT budgets are expected to be flat in 2010, offshore outsourcing is expected to benefit from this recovery.
- Partners, market influencers and industry bodies acclaimed our pursuit of excellence.
- Our strategy of investing in enhanced training during the downturn has enabled us to grow rapidly as the recovery begins.
- We have adequate capacity to meet the needs of the market place.

Infosys

Thank You

www.infosys.com